082-03733

TATA

09046804

31st July 2009
BP/AD-M1A/394

SEC
Mail Processing
Section

AUG 17 2009

Washington, DC
121

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

**Audited Financial Results for the quarter ended 30th June 2009**

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results (Standalone) of the Company for the quarter ended 30th June 2009 which were approved by the Board of Directors of the Company at its meeting held today. We also enclose a copy of the Auditors' Report on the Audited Financial Results (Standalone) for the quarter ended 30th June 2009.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
**For The Tata Power Co. Ltd.**

(B J Shroff)
**Vice-President & Company Secretary**

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 8/21

**TATA POWER**

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2009

| Particulars | Quarter ended | | Year ended |
|---|---|---|---|
| | 30-Jun-09 | 30-Jun-08 | 31-Mar-09 |
| (A) | MUs | MUs | MUs |
| 1. Generation | 4,260 | 3,935 | 14,807 |
| 2. Sales | 4,180 | 4,115 | 14,703 |
| (B) | Rs. Crores | Rs. Crores | Rs. Crores |
| 1. a) Revenue from Power Supply and Transmission Charges | 1,693.19 | 2,012.27 | 7,017.52 |
| Add : Revenue adjustments pertaining to prior years (Refer Notes 5 & 6) | 232.40 | - | - |
| Income to be recovered in future tariff determination | 50.00 | (23.00) | 54.00 |
| Net Revenue | 1,975.59 | 1,989.27 | 7,071.52 |
| b) Other Operating Income | 40.03 | 36.86 | 164.71 |
| 2. Total Income | 2,015.62 | 2,026.13 | 7,236.23 |
| 3. Expenditure | | | |
| a) Staff Cost | 76.41 | 71.69 | 291.90 |
| b) Cost of Power Purchased | 48.15 | 264.87 | 493.50 |
| c) Cost of Fuel | 1,113.69 | 1,289.36 | 4,813.47 |
| d) Cost of components, materials and services in respect of contracts | 5.20 | 8.26 | 38.32 |
| e) Depreciation | 111.83 | 73.11 | 328.85 |
| f) Other expenditure | 139.85 | 87.04 | 480.07 |
| 4. Total expenditure | 1,495.13 | 1,794.33 | 6,446.11 |
| 5. Profit from Operations before Other Income, Interest and Exceptional Items (2-4) | 520.49 | 231.80 | 790.12 |
| 6. Other Income | | | |
| a) Gain on exchange (net) | 24.34 | 38.89 | 144.33 |
| b) Others | 83.24 | 48.31 | 488.02 |
| 7. Profit before Interest and Exceptional Items (5+6) | 628.07 | 319.00 | 1,422.47 |
| 8. Interest | 117.65 | 52.16 | 305.79 |
| 9. Profit after Interest but before Exceptional Items (7-8) | 510.42 | 266.84 | 1,116.68 |
| 10. Exceptional Items - | | | |
| a. Loss on redemption of 6.75% Tax free US 64 Bonds 2008 | - | 155.47 | 155.47 |
| Less: Drawn from : Contingencies Reserve | - | 39.38 | 39.38 |
| Deferred Taxation Liability Fund | - | 116.09 | 116.09 |
| | - | - | - |
| b. Adjustment of expenses recoverable through Tariff | 108.83 | - | - |
| Less: Drawn from Contingencies Reserve | 108.83 | - | - |
| | - | - | - |
| 11. Profit from Ordinary Activities before Tax | 510.42 | 266.84 | 1,116.68 |
| 12. Provision for Tax | 133.34 | 76.29 | 194.48 |
| 13. Profit after Tax | 377.08 | 190.55 | 922.20 |
| 14. Statutory Appropriations (Net) | (19.89) | 28.00 | (45.30) |
| 15. **Net Profit after Tax and Statutory Appropriations** | 396.97 | 162.55 | 967.50 |
| 16. Paid-up Equity Share Capital (Face Value: Rs. 10/- per share) | 222.03 | 220.87 | 221.44 |
| 17. Reserves including Statutory Reserves | | | 7,888.45 |
| 18. Basic Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees) | 17.89 | 7.36 | 43.69 |
| 19. Diluted Earnings per Share on Net Profit after Tax and Statutory Appropriations (not annualised) (In Rupees) | 17.77 | 7.36 | 43.69 |
| 20. Aggregate of public shareholding | | | |
| No. of shares # | 14,81,67,180 | 14,68,29,168 | 14,75,66,967 |
| % of shareholding @ | 66.74 | 66.50 | 66.64 |
| # Excludes no. of shares held by custodians of GDR | 2,02,690 | 2,25,830 | 2,18,890 |
| @ Excludes % of shareholding held by custodians of GDR | 0.09 | 0.10 | 0.10 |
| 21. Aggregate of promoters and promoter group shareholding | | | |
| a) Pledged / encumbered | | | |
| No. of shares | 3,28,05,000 | NA | 3,23,05,000 |
| % of total shareholding of promoter and promoter group | 44.55 | - | 43.87 |
| % of total share capital of the Company | 14.78 | - | 14.59 |
| b) Non-encumbered | | | |
| No. of shares | 4,08,34,286 | NA | 4,13,33,586 |
| % of total shareholding of promoter and promoter group | 55.45 | - | 56.13 |
| % of total share capital of the Company | 18.39 | - | 18.67 |
| 22. Dividend | | | |
| Rate per share (Face Value Rs. 10/-) (In Rupees) | - | - | 10.50 |
| Amount (Rs. in crores) | - | - | 0.72 |
| 23. Final Dividend (Proposed) | | | |
| Rate per share (Face Value Rs. 10/-) (In Rupees) | 11.50 | - | 11.50 |
| Amount (Rs. in crores) | 0.31 | - | 255.26 |

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 31st July, 2009.

2. In respect of the Standby Charges dispute with Reliance Infrastructure Ltd. (R-Infra - formerly Reliance Energy Ltd.) for the periods from 1st April, 1999 to 31st March, 2004, the Appellate Tribunal for Electricity (ATE) set aside the Maharashtra Electricity Regulatory Commission (MERC) Order dated 31st May, 2004 and directed the Company to refund to R-Infra as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2009, the accumulated interest was Rs.142.76 crores (Rs. 2.80 crores for the quarter ended 30th June, 2009). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which amount has been withdrawn by R-Infra on furnishing the required undertaking to the Court. The said amount has been accounted under "Other Deposits".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 434.51 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to R-Infra. However, since 1st April, 2004, the Company has accounted for Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company based on the final outcome of the matter.

3. In the matter of claims raised by the Company on R-Infra towards (i) the difference in the energy charges for the period March 2001 to May 2004 and (ii) for minimum off-take charges of energy for the period 1998 to 2000, MERC, has issued an Order dated 12th December, 2007 in favour of the Company. The total amount payable by R-Infra including interest is estimated to be Rs. 323.87 crores as on 31st December, 2007. ATE in its order dated 12th May, 2008, on appeal by R-Infra, has directed R-Infra to pay for the difference in the energy charges for the period March 2001 to May 2004. In respect of the minimum off-take charges of energy for the period 1998 to 2000 claimed by the Company from R-Infra, ATE has directed MERC that the issue be examined afresh after the decision of the Supreme Court in the Appeals relating to the distribution licence and rebates given by R-Infra. The Company and R-Infra have filed appeals in the Supreme Court. On grounds of prudence, the Company has not recognised any income arising from the above matters.

4. In the current quarter, as per past practice, the Company has provisionally determined the Statutory Appropriations and the adjustments to be made on Annual Performance Review as stipulated under the Tariff Regulations, 2005 for its operations in respect of the Licensed Area.

5. In respect of the Company's Generation Business as a Licensee, MERC in its Tariff Order dated 28th May, 2009, has drawn from Contingencies Reserve to partially meet the impact on tariff of the ATE Order dated 12th May, 2008, wherein ATE upheld the stand taken by the Company regarding allowability of expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for financial years 2004-05 and 2005-06. Accordingly, the Company has drawn Rs. 108.83 crores from Contingencies Reserve. Further, the Company has recognised revenue of Rs. 105.40 crores and transferred Rs 24.89 crores from Tariffs and Dividends Control Reserve consequent to the above Order and the Orders pertaining to the Transmission and Distribution Businesses dated 28$^{th}$ May, 2009 and 15$^{th}$ June, 2009 respectively. Certain disallowances arising from these Orders aggregating to about Rs 83 crores have not been recognised as expense since they have been challenged by the Company at the ATE.

6. ATE in its Order dated 15th July, 2009, has upheld the Company's claim regarding allowability of certain expenses/accounting principles which were earlier disallowed/not recognised by MERC in its truing-up for the financial year 2006-07. On this basis, in the current quarter, the Company has treated such expenses as recoverable through tariff of the current year and has recognized revenue of Rs. 127 crores in respect of the financial years 2006-07 to 2008-09.

7. During the quarter ended 30th June, 2009, 7,964 Foreign Currency Convertible Bonds (FCCB) have been converted into 5,84,713 Equity Shares of Rs 10/- each at a premium as per terms of issue. Consequently, there is an increase in the Subscribed Share Capital by Rs. 0.58 crores and Securities Premium by Rs. 38.52 crores. Further, provision made for premium on redemption of FCCB by debiting Securities Premium Account in an earlier year has been reversed to the extent of Rs. 5.51 crores since it pertains to the FCCB converted during the period. As a result, Securities Premium Account has increased by Rs. 44.03 crores during the quarter ended 30th June, 2009.

8. Subsequent to the quarter, the Company has made an equity offering in the form of Global Depository Receipts (GDRs) listed on the Luxembourg Stock Exchange for a gross amount of US$ 335 million. Each GDR will represent 1 equity share of the Company, at a nominal value of Rs.10 per equity share. The Company has issued 1,48,38,110 GDRs which have been priced at US$ 22.577 per GDR (Rs. 48.27 being the reference exchange rate) as per relevant pricing guidelines for issue of GDRs.

9. There were no investor complaints pending as on 1st April, 2009, 7 complaints were received during the quarter, 7 complaints were disposed off during the quarter and no complaint remained unresolved as at the end of the quarter ended 30th June, 2009.

10. Previous period/year's figures have been regrouped /reclassified wherever necessary.

For and on behalf of the Board of
**THE TATA POWER COMPANY LIMITED**

**RATAN N TATA**
**Chairman**

TATA

Date: 31st July, 2009

**TATA POWER**

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

| Particulars | | Quarter ended | | Year ended |
|---|---|---|---|---|
| | | 30-Jun-09 | 30-Jun-08 | 31-Mar-09 |
| Segment Revenue | | | | |
| | Power Business | 1,982.72 | 1,998.97 | 7,104.87 |
| | Others | 32.90 | 27.16 | 131.36 |
| Total Segment Revenue | | 2,015.62 | 2,026.13 | 7,236.23 |
| Less: | Inter segment revenue | - | - | - |
| **Net Revenue** | | **2,015.62** | **2,026.13** | **7,236.23** |
| Segment Results (Profit before Interest and Tax) | | | | |
| | Power Business | 537.83 | 227.07 | 820.12 |
| | Others | 8.46 | 3.91 | 7.89 |
| Total Segment Results | | 546.29 | 230.98 | 828.01 |
| Less: | Interest Expense | 117.65 | 52.16 | 305.79 |
| Add: | Unallocated Income net of Unallocated Expense | 81.78 | 88.02 | 594.46 |
| **Total Profit Before Tax** | | **510.42** | **266.84** | **1,116.68** |
| Capital Employed | | | | |
| | Power Business | 7,047.64 | 5,885.72 | 6,695.62 |
| | Others | 182.01 | 106.61 | 159.30 |
| | Unallocated | 1,663.16 | 2,106.15 | 1,788.58 |
| **Total Capital Employed** | | **8,892.81** | **8,098.48** | **8,643.50** |

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Defence Electronics, Project Contracts/Management Services, Coal Bed Methane and Property Development.

TATA

**Deloitte Haskins & Sells**

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

**AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED**

1. We have audited 'Part B' of the accompanying statement of the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 30th June, 2009 attached herewith in which are incorporated the Returns from the Bangladesh Branch audited by another auditor, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 as per section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. Without qualifying our opinion, we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th June, 2009 . The impact of the above on the results for the quarter ended 30th June, 2009 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

4. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results:

   i. are presented in accordance with the requirements of Clause 41 of the Listing Agreements in this regard; and

   ii. give a true and fair view of the net profit for the quarter ended 30th June, 2009.

# Deloitte Haskins & Sells

5. Further, we also report that the particulars relating to the number of shares as well as the percentage shareholding in respect of aggregate of public shareholding, pledged/encumbered shares and non-encumbered shares of promoters and promoter group shareholders in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints have been traced from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS
Chartered Accountants

N.VENKATRAM
Partner
Membership No: 71387

Mumbai 31st July, 2009

immediate use **PRESS RELEASE**

# Tata Power's Q1 FY 10 PAT up 98% at Rs. 377.08 Crores

- **PAT after Statutory appropriations up 144% at Rs. 396.97 Crores**
- **Revenues at Rs. 2015.62 Crores as compared to 2026.13 Crores last year**
- **Generation up by 8% at 4260 MUs as compared to 3935 MUs last year**
- **Raises GDR of US$ 335 million in July 2009**
- **Announced Inauguration of 1x120 MW - Power House 6 at Jamshedpur**
- **Signed a MoU with Tata Steel Limited and Corus Staal B.V for green power plant in Netherlands**
- **Inks Two O& M Services Contracts**

**Mumbai, 31st July 2009:** The Tata Power Company Limited, India's largest private power company, today announced its financial results for the first quarter ended June 30th for FY 2009-10.

**HIGHLIGHTS-Q1 FY 10:**

- The Company reported Revenues at Rs. 2015.62 Crores as against Rs. 2026.13 Crores in the corresponding period last year mainly due to the decrease in the fuel prices in Mumbai Licence Area as compared to the corresponding quarter last year. Revenue includes amount of Rs 232.40 Crores pertaining to previous years due to MERC tariff orders and judgment of ATE received during this financial year.

- Profit After Tax (PAT) for the quarter stood at Rs. 377.08 Crores as compared to Rs.190.55 Crores in the previous year. PAT after Statutory appropriations up 144% at Rs 396.97 Crores.

- Profit Before Tax (PBT) stood at of Rs. 510.42 Crores; up by 91% as against Rs. 266.84 Crores in the corresponding quarter last year.

- Sales volume rose by 2% at 4180 MUs against 4115 MUs in the corresponding period last year.

- While Trombay Thermal Power Station generated 2778 MUs of power as compared 2669 MUs in the previous year. The Jojobera Thermal Power Station recorded a generation of 803 MUs during the quarter as compared to 784 MUs. The Belgaum Independent Power Plant (IPP) generated 107 MUs during the year as compared to 92 MUs.

- The Company added 1615 customers taking its total customer base to 27620.

**Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, The Tata Power Company Ltd., said,** "We are pleased to announce good results for the quarter and the progress chartered for the expansion plans that we have embarked upon. As part of our efforts to set up green power plants, Tata Power made its maiden foray in low carbon generating power plant outside India by signing a MoU to construct a 525 MW power plant at Corus' IJmuiden Works in Netherlands. We intend to continue our cost efficiency measures along with our reduction in carbon footprints which are reaping the desired benefits and reflect upon the performance of the company."

During the quarter, Industrial Energy Limited (IEL), a joint venture between Tata Power (74%) and Tata Steel (26%), announced the inauguration of 1x120 MW - **Power House 6** at Jamshedpur.

Power House 6 was inaugurated by the Honorable Governor of Jharkhand, Shri. Syed Sibtey Razi. The production gas based 1X120 MW Power Project Power House # 6, built at a total cost of Rs. 490 Crores and commissioned in 34 months, will supply to Tata Steel thereby meeting the increasing demand for power for the company's Jamshedpur works. The 1X120 MW Power Plant is a Green Power Plant and uses Blast Furnace Gas, Coke Oven Gas & LD Converter Gas from Tata Steel Limited.

The Company also made its maiden **foray into generation outside India by signing of a Memorandum of Understanding (MoU)** with Tata Steel Limited and Corus Staal B.V. for the construction of a 525 MW combined heat and power plant at Corus' IJmuiden Works in Netherlands. Under this MoU, a Joint Venture Company will be set up to build, own and operate the power plant, utilizing production gases like blast furnace, coke oven and other gases produced in the steel mills and generate steam and power for the use of Corus steel plant.

During the quarter, the Company signed two **O & M Services contracts** with the OPG Group, Chennai to provide Operations and Maintenance Services for their 1x80 MW Coal based power plant located at Gummidipoondi near Chennai city and for their upcoming 2x150 MW coal based thermal power plant located at Bhadreswar, in the Kutch district of Gujarat.

Subsequent to the quarter, the **Company raised US$ 335 Million through GDRs**. Each GDR will represent 1 equity share, of a nominal value Rs.10 per equity share (the "***Shares***") of the Company. The Company has issued 14,838,110 GDRs and each GDR has been priced at US$ 22.577 (Rs. 48.27 is the reference exchange rate) as per relevant pricing guidelines for GDRs. The Company intends to use the net proceeds of the Offering to fund capital expenditures of its existing power plants, projects under implementation and other project plans of the Company (including projects undertaken through its subsidiaries) and any other purpose permitted by applicable laws and regulations from time to time.

**GROWTH PLANS:**

The progress on Company's new projects is as follows:

- **4000 MW, Mundra Ultra Mega Power Project on Fast Track:**

4000 MW Mundra Project implementation is progressing as per schedule with Engineering, Procurement and Construction activities in full swing. Overall project progress achieved is 26%.Ordering of all critical items/major packages has been completed.

- **1050 MW Maithon Joint Venture Project:**

1050 MW Maithon Power Limited (MPL), a joint venture between the Company (74%) and Damodar Valley Corporation (DVC) (26%), is also progressing well and has achieved 54% completion. The first unit is scheduled to be in operation by October'10 and second unit by April'11.

- **Captive Power Projects for Tata Steel:**

Industrial Energy Limited (IEL), a joint venture between Tata Power (74%) and Tata Steel (26%) is implementing the following projects:

**- 120 MW Power House # 6 for Tata Steel Works, Jamshedpur:**

The 120 MW power plant being constructed at Tata Steel works, Jamshedpur for use by Tata Steel was inaugurated in May 2009.

**- Unit 5 at Jojobera:**

A 120 MW power plant is being constructed at the Company's existing site at Jojobera. IEL has placed orders for major equipment. The project is expected to be commissioned in the third quarter of FY 10.

**Awards:**

Tata Power has won TERI award for their contribution in Healthcare especially for volunteering work in the area of spreading awareness towards HIV/AIDS

***About Tata Power:***

*Tata Power is India's largest private sector power utility with an installed generation capacity of over 2700 MW and a presence in all the segments of the power sector viz Generation (thermal, hydro, solar and wind), Transmission, Distribution and Trading. The Company has successful public-private partnerships in Generation, Transmission and Distribution - "North Delhi Power Limited" with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro plant in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1050 MW Mega Power Project at Jharkhand. It has acquired 30% stake in Coal Companies at Indonesia and is developing the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) based on super-critical technology. With its track record of technology leadership, customer care and redefining contours of the Indian power sector, Tata Power is poised for a five-fold growth and committed to 'lighting up lives' for generations to come.*



**For further information please contact:**

| | |
|---|---|
| **Shalini Singh** | **Rakesh Reddy / Ancy Sebastian** |
| **Chief, Corporate Communications** | **Vaishnavi Corporate Communications** |
| The Tata Power Company Ltd | Phone: 022-6656 8787 |
| Phone: 022-6665 8748 | Cell: 9821735515 / 9004092337 |
| Email: shalinis@tatapower.com | Email: rakesh@vccpl.com / ancy.sebastian@vccpl.com |